UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

34088

04025018

April 1, 2004

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/1/2004

Re: Exxon Mobil Corporation
Incoming letters dated March 8, 2004 and March 12, 2004

Dear Mr. Chevedden:

This is in response to your letters dated March 8, 2004 and March 12, 2004 concerning the shareholder proposal submitted to ExxonMobil by Emil Rossi. On February 23, 2004, we issued our response expressing our informal view that ExxonMobil could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After we issued our response, we also received a letter from the company dated March 3, 2004. After reviewing the information contained in these letters, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

PROCESSED
APR 26 2004
THOMSON
FINANCIAL

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

March 3, 2004

VIA Fax and Network Courier
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Poison Pill

Gentlemen and Ladies:

We are writing in response to correspondence submitted by Mr. John Chevedden with respect to ExxonMobil's original no-action letter request on this proposal dated January 14, 2004.

As stated in our original letter, we believe the shareholder proposal has been substantially implemented and may be omitted under Rule 14a-8(i)(10) since ExxonMobil has already adopted a policy that requires shareholder approval of any poison pills. We do not wish to prolong the consideration of this matter and do not believe it is necessary to rebut the points raised in Mr. Chevedden's additional correspondence. However, we do note that, since we submitted our original letter, the staff has concurred this proxy season that the same proposal may be excluded under Rule 14a-8(i)(10) where companies have adopted policies virtually identical to ExxonMobil's policy. See in particular General Electric Company (available January 19, 2004) and Bristol-Myers Squibb Company (available February 11, 2004). See also Entergy Corporation (available February 11, 2004); Occidental Petroleum Corporation (available January 29, 2004); ChevronTexaco Corporation (available January 28, 2004); Honeywell International, Inc. (available January 27, 2004); and Marathon Oil Corporation (available January 16, 2004).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proponent and the proponent's designated representative.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP/dl
Enclosures
c: w/enc

Emil Rossi
P. O. Box 249
Boonville, CA 95415

John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

From: J <olmsted7p@earthlink.net>
To: <cfletters@sec.gov>
Cc: <james.e.parsons@exxonmobil.com>
Date: Monday, March 8, 2004 9:29 AM
Subject: Exxon Mobil Company failed to defend untimely no action request

---

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies March 8, 2004
FX: 202-942-9525
cfletters@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

Exxon Mobil Corporation (Feb. 23, 2004)
Initial request for reconsideration

Ladies and Gentlemen:

The above Staff Repsonse letter was delivered on March 6, 2004.

This is an initial request for reconsideration. Further details will be forthcoming.

The company provided no precedent that a substantially implemented determination on a proposal with any similarity to this proposal was reached when a company failed to acknowledge that its no action request was untimely. Furthermore the company clearly failed to defend its untimely no action request.

Further details will be forthcoming.

Sincerely,

John Chevedden

cc: Emil Rossi

James Earl Parsons
Counsel
Exxon Mobil Corporation
PH: 972-444-1478
FX: 972-444-1432
james.e.parsons@exxonmobil.com

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

March 12, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Exxon Mobil Corporation (February23, 2004)
Rebuttal to No Action Request
Poison Pill Topic

Ladies and Gentlemen:

Included is a supplemental rule 14a-8 shareholder proposal which is submitted consistent with following the successful lead of companies in both a) submitting supplemental no action arguments and b) in submitting new facts. This is a request to receive the same consideration as the supplemental company no action requests and the new company facts. This could be considered less than a supplemental proposal because it is the same as the original proposal except a sentence is withdrawn concerning director discretion.

It is believed that rule 14a-8 intends for shareholders and companies to have the same rights for reconsideration. In other words that there is not be a two-tier system for reconsideration with companies being given a superior number of options to obtain successful reconsideration.

Companies now have the last-minute option of obtaining Staff concurrence with fine-tuning the text of their response to rule 14a-8 shareholder proposals. This is a shareholder request for less than an opportunity for fine-tuning – simply the withdrawal of text.

SLB 14 does not set an absolute limit on the opportunity to revise shareholder proposals:

Division of Corporation Finance:
Staff Legal Bulletin No. 14

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements.

Additionally this shareholder request can be considered the most minor of revisions, if even a revision, because it merely withdraws text.

This request is submitted consistent with shareholders having a lesser option in the rule 14a-8 process than companies have – that of merely withdrawing text.

Sincerely,

John Chevedden

cc:
Emil Rossi
Lee Raymond, Ph.D.

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

This topic won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern on this topic.

I believe that shareholders are more likely to vote in favor of this proposal topic if shareholders have the staff and/or resources to thoroughly evaluate the best corporate governance practices. The Chairman of our Board Nomination Committee has not provided any management position evidence that our Board consulted with a corporate governance authority who supported this proposal topic as presented.

Emil Rossi, P.O Box 249, Boonville, Calif. 95415 submitted this proposal.

Poison Pill Negative
The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.
Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors
Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.
Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock
An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.
Source: *The Motley Fool*

Like a Dictator
Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

[illegible]
T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe our Directors could make a token response – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill with not even a subsequent vote, would not substitute for this proposal.

Council of Institutional Investors Recommendation
The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for shareholder approval of poison pills.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.